UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Regarding the news published today in some Chilean media, BBVA confirms that The Bank of Nova Scotia (“Scotiabank”) has expressed its non-binding interest to acquire up to 100% of the share capital of Banco Bilbao Vizcaya Argentaria Chile (“BBVA Chile”). Scotiabank has requested to review non-public documentation and information from BBVA Chile and interview managers of the Company in order to analyze the transaction. The Board of BBVA Chile has authorized this request upon signing a non-disclosure agreement.

At this moment it cannot be concluded if the negotiations will lead to an agreement nor the terms of such agreement if it is finally reached.

Madrid, 31st August 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 31, 2017	By:	/s/ Javier Rodriguez Soler
	Name:	Javier Rodriguez Soler
	Title:	Authorized signatory